FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2008

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

Suite 1640 -1066 West Hastings Street, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated May 7, 2008- International KRL Resources Provides Update on the Wolf Project

2.

News Release dated May 28, 2008- International KRL Resources Acquires Gold Project in Quebec

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.

(Registrant)

Date: June 26, 2008

By: /s/ Judith T. Mazvihwa

 Name

Its: CFO/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)

INTERNATIONAL KRL RESOURCES PROVIDES UPDATE ON WOLF PROJECT

Vancouver – Wednesday, May 7, 2008 – International KRL Resources Corp. (TSXV: IRK) today announced that it has successfully completed four diamond drill holes at its Wolf silver-lead-zinc project. The fifth hole is currently underway. (See press release March 11 for further details on the target). To date, a total of 938.2 metres have been drilled on the Wolf project. Five holes are planned for a preliminary evaluation of the property.

Split core samples from each of the four holes are being sent to Acme Analytical Laboratories in Vancouver for analysis by multi-element ICP, with follow up assaying to be conducted on higher grade samples. The results for the program will be reported once they are received and compiled.

International KRL has an option to earn a 60% interest in the Wolf project from Tarsis Capital Corp. (TSXV: TCC) (see news release dated September 27, 2007).

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. It has a diversified property portfolio prospective for uranium, copper and gold as well as lead-zinc-silver. For more information on the property portfolio and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”

-------------------------

Seamus Young

President and CEO

For Further Information Please Contact:

Earl Hope, Investor Relations, 604-689-0299 x 232

Seamus Young, President and CEO, 604-689-0299 x223

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)

INTERNATIONAL KRL RESOURCES ACQUIRES GOLD PROJECT IN QUEBEC

Vancouver – Wednesday, May 28, 2008 – International KRL Resources Corp. (TSXV: IRK) is pleased to inform shareholders of its recently acquired Lac d’Or Property in the James Bay region of northern Quebec.

The Lac d’Or Property is 100%-owned by International KRL and is comprised of 72 units covering approximately 3,794 hectares (9,375 acres) in the highly prospective Eastmain greenstone belt.  International KRL’s ground is strategically located in the vicinity of several significant gold deposits and the Company is thereby poised to take advantage of the potential for new discoveries within this emerging mining camp.  The Eastmain belt consists of volcanic and sedimentary rocks which have excellent potential to host vein gold and VMS deposits.

The Property is immediately north of Eastmain Resources Inc.’s Clearwater property, and is approximately 12 km northeast of Eastmain’s Eau Claire gold deposit.  Eau Claire hosts a NI-43-101 compliant resource of 1,029,332 tonnes @ 9.46 g/t gold (indicated) and 3,049,660 tonnes @ 6.93 g/t gold (inferred), for a total resource of 992,655 oz. gold.  Eastmain recently reported drilling results which included visible gold in 76 half-metre drill core samples averaging 70.74 g/t gold or 2.07 oz/ton (refer to Eastmain Resources (TSX:ER)  news release dated April 2, 2008).

Another high-grade gold occurrence in the region is Goldcorp Inc.’s Roberto deposit on the Éléonore property, located approximately 53 km to the northwest.  The Roberto deposit has been traced by drilling over a strike length of 1.9 km and a depth of 1,300 metres, and remains open in all directions.  This world-class deposit contains a NI-43-101 compliant resource of 10.78 Mt @ 7.23 g/t gold (indicated) and 5.63 Mt @ 6.47 g/t gold (inferred), for a total resource of 3.68 million oz. gold.

The James Bay region has experienced a major boom in mineral exploration since the discovery of the Roberto gold deposit in 2003.  Several mineral occurrences have been discovered in a variety of metallogenic settings.  In addition to the Troilus mine, the new James Bay mining camp hosts nine deposits with NI-43-101-compliant indicated mineral resources, namely: Éléonore (Au), Eau Claire (Au), Zone 32 (Au), Orfée (Au), Eastmain mine (Au), MacLeod Lake (Cu), Lac Rocher (Ni), Lac Levac (Cu-Ni-PGE) and the AM-15 Zone (U).

According to the Fraser Institute’s 2007-2008 survey, Quebec ranks second out of 68 mining jurisdictions under study for the attractiveness of its mineral potential, and first worldwide for its exploration investment attractiveness.  Exploration in Quebec is also very attractive as the provincial government offers a 45% rebate on eligible expenditures for junior exploration companies.

With this latest acquisition, International KRL is able to further diversify its property holdings and conduct exploration through the winter.  The Company is currently compiling information on this property and is in the process of planning an exploration program.

Peter T. George, P.Geo., Consulting Geologist, is the Qualified Person as per NI43-101, responsible for the technical information contained herein.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. It has a diversified property portfolio prospective for uranium, copper and gold as well as silver-lead-zinc. For more information on the property portfolio and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”

-------------------------

Seamus Young

President and CEO

For Further Information Please Contact:

Earl Hope, Investor Relations, 604-689-0299 x 232

Seamus Young, President and CEO, 604-689-0299 x223

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.